Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Merger and enterprise customers

News Now Focus On

Joe Castrovinci

June 3, 2005

What SBC and AT&T can offer enterprise customers

One of the key goals of the SBC-AT&T merger is accelerating our growth in the enterprise market.  In this interview, Dan Walsh, SBC vice president – Sales Support, describes the steps we’re taking now to meet the needs of the largest business customers and ensure strong growth as soon as the deal closes.

Q. How will the merger benefit enterprise customers?

The new, combined SBC/AT&T will have the technological, financial and other resources needed to drive innovation and customer adoption of new technologies such as IP.  Customers generally recognize and are pleased that our resources and capabilities post-merger will allow us to bring new services to market faster and more cost-effectively. They know we’ll be better able to help them address key issues such as: how do I grow revenue, reduce costs, improve my return, be more competitive and connect better to my suppliers, employees and customers.

Q. Why is IP so important?

It’s the foundation for new-generation communications services.  The new capabilities and efficiencies it makes possible are too powerful to ignore, and many enterprise businesses are already using them.  We expect the trend of migration to IP-based, converged networks to accelerate in the enterprise segment over the next several years because it allows businesses to adopt new applications and features such as call management, find-me follow-me and unified messaging.  At the same time, IP allows businesses to deploy new applications more efficiently and effectively.

The merger will best position us to deliver IP services to enterprise customers, and take advantage of the window of opportunity that this transition presents.

The merger also positions us to work more closely with customers.  Many enterprises want to evolve to IP, and we want to help them every step of the way and are working toward a model that redefines that customer experience.  We engage in pre-sale discussions with customers to learn more about their business and find the solution that’s right for them.  This often requires a couple of sessions before we get to the final blueprint.  What will differentiate us is our ability to learn about the services customers need, and then design and implement the right solution.  When you combine the capabilities of the advanced IP network with this approach to selling, and then add the consulting services available through Callisma, we have an opportunity to provide an unmatched customer experience and become a valued partner for our enterprise customers.

Q. What does the combined company’s enterprise organization look like, and what will be different from SBC’s approach today?

Although our planning is necessarily preliminary, we are confident that the combined company will have industry-leading products, services, sales, marketing and customer care for enterprise customers – and an advanced network built to support IP services locally, nationally and globally. Until the merger closes, SBC is best-positioned to serve customers with the bulk of their operations inside our traditional 13-state footprint.  While this focus has helped us gain traction, there are many customers we haven’t been able to serve effectively and many situations where we haven’t been competitive due.  We were on a path of closing the gap in this area through our WINDS (Winning in National Data Services) initiatives, but it’s challenging.  Once this deal is closed, the combined SBC/AT&T will more quickly be able to serve customers anywhere – locally, nationally, and globally – with best-in-class solutions and service than SBC was able to serve on a stand alone basis.

Q. What products and services will the combined company offer enterprise customers?

Our planning efforts are still preliminary and we can’t integrate the product portfolios until the merger is closed.  Based on our initial planning, however, we believe we will be able to combine the best products of both companies to deliver an unmatched portfolio for enterprise customers.  There are no “sacred cows” here – we’ll introduce highly competitive solutions that meet our customers’ needs.  Our portfolio could include AT&T’s current enterprise solutions along with SBC products that are market-leading – such as HIPCS or our network-hosted VoIP solution.  Since our operations are complementary, the portfolio also will include products that AT&T doesn’t have today, such as our local access and optical products.

Q. How will you compete for enterprise customers post-merger? What is our value proposition?

Our value proposition will be very strong. We will take the best of local access, national and global enterprise networks, managed IP services, security and supporting services, and will deliver an unmatched customer experience.  We also expect that we can adapt AT&T’s Web-based customer care systems, which give customers a level of flexibility and control unsurpassed in the market.  These state-of-the-art systems allow customers to order new services, submit maintenance requests, monitor their networks and more.  Customers love the self-service features, and we benefit because online transactions lower our cost of doing business.  This combination of world-class portfolio and support will be a strong differentiator for the combined company.

Q. What are customers’ top concerns and how are we addressing them?

Customers expect a fast, seamless transition that allows them to quickly reap its benefits.  We’re working hard to stay on top of customer issues.  I have met with dozens of customers, and I hear two common themes.  First, who’s my new account team?  We know the front-line contact is extremely important to retain and grow our customers’ business.  While we do not know which team may be assigned to which account,  we’re working hard now to give key customers an opportunity to have their views heard.

Second, customers are asking how they’ll be affect by post-merger network integration.  We reassure them that the SBC and AT&T networks are highly complementary and well-managed, which will help ensure smooth integration.  We are committed to working with customers to ensure that short-term inconveniences are minimal, and they are positioned to take advantage of the benefits of the merger quickly.

Q. What will we do with AT&T’s global assets?

While SBC has gained global experience through investments in dozens of countries, we do not currently have any foreign operations – a key reason why we bought AT&T and its significant expertise and experience globally.  We intend to tap the knowledge and skills of AT&T employees who’ve run this business so that we can continue to meet the international needs of enterprise customers.  We will maintain what is in place today and look for opportunities to improve our international position in the future.

Q. Where are the growth opportunities in the enterprise business market?

The transition to IP is a huge opportunity.  As more enterprise customers transition to the new technology, they’ll evaluate many providers.  And they’ll be more open to changing providers, since they’re adopting a new technology rather than renewing an existing service.  That’s why we will move fast to take advantage of this opportunity.  Second, we’ll be able to serve more customers and do that virtually anywhere in the world.  A third opportunity is managed services.  We will adopt a sales and marketing focus that drives managed services capabilities with every sales opportunity.  Customers are looking for companies that can add value by managing elements of the business that are not part of the customer’s core competency.  Managed services will be at the core of everything we do for enterprise customers.

Q. Don’t enterprise customers already purchase wireless services? What is our opportunity?

The Cingular-AT&T Wireless merger gives our customers access to a wireless network that is second to none, and we will have a significant opportunity to increase wireless sales. There are at least two major opportunities.  CIOs point to wireless as one of their biggest concerns – in part because they pay for about half of all wireless services, mainly through reimbursing employees.  They want a company that will manage wireless for them – negotiate the best wireless plans, handle handset distribution and so on.  We intend to offer that service, because it allows us to build opportunities and expand relationships.

Second, we have an opportunity to deliver integrated wireline-wireless services.  An early example is Road Warrior, which allows workers to access their corporate network outside the office.   SBC is currently testing new technology that will enable business customers to move without interruption between cellular and corporate WiFi networks for voice and sophisticated desktop type data applications – using one device.  You’ll hear more about this later this year.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this news release based on new information or otherwise.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.